NO ACT

1E
12-12-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

JAN 05 2015

Washington, DC 20549



15005095

January 5, 2015

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-5-15

Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

Re: Deere & Company
Incoming letter dated December 12, 2014

Dear Mr. Danhof:

This is in response to your letter dated December 12, 2014 concerning the shareholder proposal that the National Center for Public Policy Research submitted to Deere. We also have received a letter from Deere dated December 15, 2014. In your letter, you requested that the Commission review the Division of Corporation Finance's November 14, 2014 letter granting no-action relief to Deere's request to exclude the proposal from its 2015 proxy materials.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Todd E. Davies
Deere & Company
daviestodde@johndeere.com

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

BY EMAIL (shareholderproposals@sec.gov)

December 15, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – Response to Request for Commission Review of No-Action Letter Related to Shareholder Proposal of the National Center for Public Policy Research

Ladies and Gentlemen:

By letter dated November 14, 2014 (the "No-Action Letter"), the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") stated that it would not recommend enforcement action to the Commission if Deere & Company, a Delaware corporation ("Deere"), were to omit the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the National Center for Public Policy Research (the "Proponent") from its 2015 annual meeting proxy materials in reliance on Rule 14a-8(i)(7). The Proposal requests that Deere's Board adopt, implement and enforce a revised company-wide code of conduct that includes an anti-discrimination policy that protects employees' human right to engage in the political process, civic activities and public policy of his or her country without retaliation.

In the No-Action Letter, the Staff concurred with Deere's view that the Proposal was excludable as relating to Deere's ordinary business operations and noted that the Proposal "relates to Deere's policies concerning its employees."

This letter is in response to the letter to the Staff, dated December 12, 2014, submitted by the Proponent (the "Review Request"), requesting that the Staff submit the No-Action Letter to the Commission for review. A copy of this letter is also being sent to the Proponent.

I. The Review Request Does Not Meet the Standard for Commission Review.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Staff may present a request for Commission review of a Rule 14a-8 no-action response if the Staff concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." If a request does not meet this standard, the Staff is to deny the request for Commission review.

The Proposal relates to Deere's policies concerning its employees, an ordinary business matter. Policies concerning a company's employees and management of a company's workforce are topics that have been the subject of discussion and consideration for some time and do not raise any "novel" or "highly complex" issues. *See, e.g., Donaldson Co., Inc.* (Sept. 13, 2006) (proposal requesting that management assure "appropriate ethical standards related to employee relations"); *Wal-Mart Stores, Inc.* (Mar. 16, 2006) (proposal requesting company policy barring intimidation of employees exercising their right to freedom of association); *Intel Corp.* (Mar. 18, 1999) (proposal requesting an employee bill of rights); *Merck & Co.* (Jan. 23, 1997) (proposal requesting policy encouraging employees to express their ideas on all matters of concern affecting the company); *W.R. Grace & Co.* (Feb. 29, 1996) (proposal requesting that the company commit to creating a "high-performance" workplace based on policies of workplace democracy and meaningful worker participation).

The Review Request attempts to portray the primary focus of the Proposal as relating to engagement in the political process, voting and civic activities and cites various statistics on ballots, political spending and Google searches of the word "politics," which have nothing to do with employee participation in the political process and civic activities and protection against employment discrimination and retaliation. The second part of the Review Request more accurately states that the Proposal is "centered directly on employee discrimination" with respect to engagement in the political process and civic activities. The Proponent's attempt to recast the Proposal fails to refute the fact that the Proposal relates to company policies that allow employees to engage freely the political process without fear of employment discrimination or retaliation, which relates to Deere's ordinary business operations.

Accordingly, Deere believes that the No-Action Letter does not involve matters that warrant Commission review. *See, e.g., Xilinx, Inc.* (May 3, 2012, *recon. and review denied* Jun. 26, 2012); *The Walt Disney Co.* (Nov. 23, 2011, *review denied* Dec. 20, 2011); *Hewlett-Packard Co.* (Nov. 18, 2011, *review denied* Dec. 16, 2011); and *Deere & Co.* (Nov. 18, 2011, *review denied* Dec. 12, 2011).

II. The Review Request Offers No New Arguments to Support Reconsideration.

The Review Request seeks only Commission review and has not requested that the Staff reconsider its determination. Nevertheless, to the extent that the Staff views the Review Request as a request for reconsideration, Deere does not believe that the Proponent has provided a basis for the Staff to reconsider its prior determination that the Proposal is excludable under Rule 14a-8(i)(7).

Although the Staff has not articulated the standard for reconsideration, we understand that in practice the Staff will not grant a reconsideration request where the proponent does nothing more than reiterate arguments made in previous submissions to the Staff in support of its proposal. *See, e.g., Xilinx, Inc.* (May 3, 2012, *recon. and review denied* Jun. 26, 2012); *Verizon Communications Inc.* (Feb. 15, 2011, *recon. and review denied* Mar. 4, 2011). The Proponent offers no new arguments to support the Review Request and simply restates the arguments made in the Proponent's October 20, 2014 and November 6, 2014 letters to the Staff.

Because the Proponent offers no new arguments to support the Review Request, Deere believes there is no basis for reconsideration or reversal of the Staff's position in the No-Action Letter.

III. Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request that the Staff deny the Proponent's request for Commission review of the No-Action Letter.

Deere is in the process of finalizing its 2015 proxy materials and expects to file its preliminary proxy materials on December 19, 2014. Given this timing, Deere respectfully requests that the Staff render its decision on an expedited basis.

Should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5161.

Very truly yours,



Todd E. Davies
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Justin Danhof
National Center for Public Policy Research

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: shareholderproposals@sec.gov

December 12, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8: Request for Reconsideration

Dear Sir or Madam:

I am writing in response to the letter of Matt S. McNair, SEC Special Counsel, dated November 14, 2014, informing us of the decision rendered by Kim McManus, SEC Special Counsel, that informed Deere & Company (the "Company") that the Securities and Exchange Commission (the "Commission" or "Staff") would not recommend enforcement action if the Company omits our shareholder Proposal (the "Proposal") from its 2015 proxy materials for its 2015 annual shareholder meeting.

We respectfully request that the Division of Corporate Finance, under Part 202.1(d) of Title 17 of the Code of Federal Regulations, present the Staff decision to the full Commission for review.

Under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division of Corporate Finance may request Commission review of a Division no-action response relating to Rule 14a-8 of the Exchange Act if it so determines that the request involves "matters of substantial importance and where the issues are novel or complex."

For the following reasons, our request meets this threshold.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

REQUEST FOR RECONSIDERATION

Section I. The Proposal Should Not Be Excluded Under Rule 14a-8(i)(7) Because the Commission Should Declare that the Human Right to Engage in the Political Process and Civic Activities is a Significant Policy Issue

As the Staff has not previously determined that the freedom to engage in the political process and civic activities is a significant policy issue, our Proposal presents a novel issue. This is just the type of no-action decision that is contemplated by Part 202.1(d) of Title 17 of the Code of Federal Regulations and ripe for the Commission review.

We request that the Commission compare our Proposal's central issue with those issues that the Staff has previously determined to present significant policy issues.

The Commission has made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues, noting that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7)."

For a topic to rise to the level of becoming a significant policy issue, the Commission evaluates whether that topic is the subject *of widespread and/or sustained public debate*.

It is hard to square the Commission's prior decisions allowing proposals as significant policy issues with the Staff's decision to reject our Proposal now. No issue could possibly have more widespread debate than engaging in the political process, voting, civic engagement and public policy participation.

The metrics on the vastness of debate around these issues are almost immeasurable.

In the 2012 presidential election, 130,292,355 ballots were counted out of a total of 222,381,268 eligible voters.[1] Between each major political party, presidential candidate and primary political action committee, about $2 billion was raised and spent.[2] And all of that was for just one election.

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[1] "2012 November General Election Turnout Rates," United States Election Project, September 3, 2014, available at http://www.electproject.org/2012g as of December 12, 2014.

[2] Jeremy Ashkenas, Matthew Ericson, Alicia Parlapiano and Derek Willis, "The 2012 Money Race: Compare the Candidates," *New York Times – Politics*, available at http://elections.nytimes.com/2012/campaign-finance as of December 12, 2014.

A Google News search conducted on November 20, 2014 for the term "politics" yielded more than 31 million results.

The number of political debates, opinion articles, legal cases, news articles, television newscasts, radio programs, political paraphernalia, podcasts, Facebook posts, Twitter messages, grade school, high school, college and graduate courses, fliers, bumper stickers, commercials and the sheer amount of money spent on political engagement and civic activity dwarfs every single other significant policy issue combined.

We request that the Commission compare this limitless list of widespread debate, with the amount of public debate concerning the following issues – all of which the Staff has determined are significant policy issues.

Net Neutrality

In *AT&T Inc.* (avail. February 10, 2012), the Staff declared that "[i]n view of the sustained public debate over the last several years concerning net neutrality and the Internet and the increasing recognition that the issue raises significant policy considerations, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent cited to some news sources and political debates as evidence that the debate over net neutrality was widespread. This evidence pales in comparison to ours.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Humane Treatment of Animals

In *Coach Inc.* (avail. August 19, 2010), the Staff ruled proposals that focus on the humane treatment of animals may not be excluded in reliance on Rule 14a-8(i)(7) as they raise significant policy considerations. In that no-action contest, the proponent offered almost no evidence about any widespread public debate over the humane treatment of animals, yet the Staff concurred that it is a significant public policy issue.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

CEO Succession Planning

In SLB No. 14, the Commission stated that "[w]e now recognize that CEO succession planning raises a significant policy issue regarding the governance of the corporation that transcends the day-to-day business matter of managing the workforce. As such, we have reviewed our position on CEO succession planning proposals and have determined to modify our treatment of such proposals. Going forward, we will take the view that a company generally may not rely on Rule 14a-8(i)(7) to exclude a proposal that focuses on CEO succession planning."

If there is a debate over CEO succession planning, it is inconceivable that it is as vast as the debate surrounding politics and policies.

Impact of Non-Audit Services on Auditor Independence

In *Walt Disney Co.* (avail. December 18, 2002) and *Dominion Resources, Inc.* (avail. March 10, 2002), the Staff ruled that the companies could not exclude proposals that asked them to adopt a policy that outside public accounting firms could not be used to perform non-audit services due to the widespread public debate surrounding the issue.

Certainly, the Commission does not mean to suggest that the magnitude of debate surrounding corporate uses of accounting firms is more important than the debate over politics/policy.

Removing Genetically Modified Organisms From Products

The Staff has also allowed proposals that call on companies to remove all genetically modified organisms from the products it sells and manufactures, because, in the Staff's opinion, this debate is so widespread as to constitute a significant policy issue. *See Kroger Co.* (avail. April 12, 2000); *Kellogg Co.* (avail. March 11, 2000); *Safeway Inc.* (avail. March 23, 2000).

People like to know what they eat, but in the most recent election just a few states considered the issue. And, again, this is just the debate over one specific policy issue. It cannot possibly trump the vastness of debate surrounding all political/policy issues.

Retail Placement of Cigarettes

In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. March 7, 2000), the Staff ruled that the retail placement of cigarettes in order to prevent theft by minors is a significant policy issue.

Diversity Policies and Efforts to Implement Them

In *Circuit City Stores, Inc.* (avail. April 3, 1998), the Staff ruled that diversity policies and efforts to implement them is significant.

Community Impact of a Company's Plant Closure

In *E.I. DuPont de Nemours and Co.* (avail. March 6, 2000), the Staff even ruled that the impact to a community of a plant closing is a significant policy issue.

How widespread could that debate have possibly been?

Real Estate Loan and Foreclosure Practices

In *Bank of America* (avail. March 14, 2011), the Staff ruled that "[i]n view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(7)." In that no-action contest, the proponent listed some political discussions over the issue and then a full Google web search for four different terms that amounted to a little over 5 million returns. As noted above, as Google *News* search for the topic of our Proposal yielded more than 31 million returns. Again, the debate over our Proposal's topic dwarfs that of *Bank of America*.

How can debate over a single political/policy issue be more widespread than the debate over all political/policy debates? Obviously it cannot.

Global Warming

The Staff has long ruled that global warming is a significant policy issue. In fact, the Staff even allows proposals that barely touch on global warming but are instead very specific to one miniscule issue concerning the climate. For example, in *Choice Hotels International* (avail. February 25, 2013), the Staff allowed a proposal that stated: "Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

The dispute over global warming is but one political/policy debate. The debate over low-flow showerheads hardly constitutes a hot button, widespread issue.

The list goes on.

In addition to the above list, we request that the Commission also compare our Proposal with every other proposal that the Staff has determined raises a significant policy issue. If the Commission really considers the debate over issues such as foreclosure practices, the placement of cigarettes and auditor activity (even at the peak of those issues) more widespread than the debates over politics/policy, the entire meaning of the Commission's guidance and precedence surrounding significant policy issues is a farce.

Section II. The Staff's Guidance on Employer/Employee Related Proposals Shows That The Decision to Reject Our Proposal Was In Error

Even if the Commission somehow concludes the debate over politics/policy is not widespread. the Staff's own guidance proves our Proposal does not contravene Rule 14a-8(i)(7). In his decision, Ms. McManus indicated that our Proposal could be excluded because it impermissibly interfered with Deere's employer/employee relationship in violation of Rule 14a-8(i)(7). This is a misreading of the Staff's guidance

In 17 CFR Part 240 (Release No. 34-40018; IC-23200), the Staff noted that:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., *significant discrimination matters*) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. (Emphasis added).

Our Proposal is centered directly on employee discrimination. Deere is trying to retain the power to discriminate against its entire staff for holding certain political or policy beliefs. That is significant and abhorrent. And that is exactly the kind of issue that the Staff has declared transcends day-to-day business.

The United Nations has unequivocally declared that the freedom to engage in the political process is a basic human right. According to the Article 21 of the United Nations' Universal Declaration of Human Rights:

> (1) Everyone has the right to take part in the government of his country, directly or through freely chosen representatives.
> (2) Everyone has the right of equal access to public service in his country.
> (3) The will of the people shall be the basis of the authority of government; this will shall be expressed in periodic and genuine elections which shall be by universal and equal

> suffrage and shall be held by secret vote or by equivalent free voting procedures.[3]

Deere's shareholders should be allowed to vote on whether it wishes to suggest to the board of directors that it consider adopting policies to protect this basic human right.

Conclusion

The Commission's entire progeny of significant policy issues will be rendered entirely meaningless if the Commission denies the most widely debated issue imaginable. If the Commission does not conclude that public debate over politics and policy is not in fact a significant policy issue, we request that the Staff issue an updated guidance explaining that significant policy issues are no longer determined by the vastness of debate over any given topic and to fully explain the new process the Staff is using.

As our request presents a novel issue, under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division of Corporate Finance should request that the Commission review the Staff's no-action response and declare that that the freedom to engage in the political process and civic activities is a significant policy issue.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Todd E. Davies, Deere & Company

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[3] "The Universal Declaration of Human Rights," United Nations, available at http://www.un.org/en/documents/udhr/ as of December 12, 2014.